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Exhibit 99.(a)(4)

EFiled: Sep 1 2005 2:44PM EDT [SEAL] Transaction ID 6615642

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

THOMAS STONE IRREVOCABLE TRUST,	C.A. No.
Plaintiff,
-against-

CHIRON CORPORATION, HOWARD H. PEIN,
RICHARD FREDERICKS, DENISE M. O'LEARY,
EDWARD E. PENHOET, RAUMUN BREU,
VAUGHN D. BRYSON, PAUL L. HERRLING,
PIERRE DOUAZE, LEWIS W. COLEMAN,
PIETER J. STRIJKERT, NOVARTIS AG and
NOVARTIS CORPORATION,
Defendants.

COMPLAINT

        Plaintiff alleges upon personal knowledge with respect to paragraph 2, and upon information and belief as to all other allegations herein, as follows:

NATURE OF THE ACTION

        1.     This is a class action on behalf of the public stockholders of Chiron Corporation ("Chiron" or the "Company") for injunctive and other appropriate relief in connection with the proposed acquisition of the publicly owned shares of Chiron's common stock by its controlling shareholder, defendant Novartis Corporation, the wholly-owned subsidiary of defendant Novartis AG ("Novartis"). Hereafter, references to "Novartis" include Novartis AG and Novartis Corporation.

THE PARTIES

        2.     Plaintiff has been the owner of shares of the common stock of the Company since prior to the transaction herein complained of and continuously to date.

        3.     Chiron is a corporation duly organized and existing under the laws of the state of Delaware, with its principal executive offices located at 4560 Horton Street, Emeryville, California 94608. Chiron is a biotechnology company that participates in the biopharmaceuticals, blood testing, and vaccines markets. The Company develops products for preventing and treating cancer, infection, and cardiovascular disease. Chiron's products include Proleukin, recombinant human platelet-derived growth factor, and traditional pediatric and adult vaccines.

        4.     Novartis is Europe's fourth largest pharmaceutical company. In 2004, Novartis achieved sales of $28.2 billion and a net income of $5.8 billion. Novartis companies employ about 81,400 people and operate in over 140 countries around the world. Novartis engages in the research, development, manufacture, and marketing of pharmaceutical products worldwide. It operates in three divisions: Pharmaceuticals, Consumer Health, and Sandoz. The Pharmaceuticals division develops, markets, and sells branded pharmaceuticals in various therapeutic areas, including cardiovascular and metabolism, neuroscience, respiratory and dermatology, specialty medicines, oncology and hematology, transplantation and immunology, and ophthalmic diseases, as well as arthritis, bone, gastrointestinal, hormone replacement therapy, and infectious diseases. The Consumer Health division operates five units, such as over-the-counter self-medication products, animal health, medical nutrition, infant and baby foods, and lens and vision care. The Sandoz division develops, manufactures, markets, and sells retail generics drugs, and off-patent active pharmaceutical ingredients and intermediates to wholesalers, pharmacies, hospitals, and other healthcare outlets. It also provides biopharmaceutical products, such as protein hormones and other human proteins. The company sells its products to physicians, pharmacists, hospitals, insurance groups, and managed care organizations.

        5.     Novartis, owns approximately 42.2% of the Company's outstanding common stock.

        6.     Defendant Howard H. Pein is a director of Chiron and the Company's Chairman and Chief Executive Officer.

        7.     Defendant J. Richard Fredericks is a director of Chiron.

        8.     Defendant Denise M. O'Leary is a director of Chiron.

        9.     Defendant Edward E. Penhoet is a director of Chiron.

        10.   Defendant Raumun Breu is a director of Chiron and the Chief Financial Officer of defendant Novartis AG.

        11.   Defendant Vaughn D. Bryson is a director of Chiron.

        12.   Defendant Paul L. Herrling is a director of Chiron and Head of Research at defendant Novartis.

        13.   Defendant Pierre Douaze is a director of Chiron and the former Director of Health Care for defendant Novartis.

        14.   Defendant Lewis W. Coleman is a director of Chiron.

        15.   Defendant Dr. Pieter J. Strijkert is a director of Chiron.

        16.   The individual defendants are in a fiduciary relationship with plaintiff and the other public stockholders of Chiron and owe them the highest obligations of good faith and fair dealing.

        17.   Defendant Novartis, as controlling stockholder of Chiron, is in a fiduciary relationship with plaintiff and the other public stockholders of Chiron and owes them the highest obligations of full and candid disclosure, good faith and fair dealing.

CLASS ACTION ALLEGATIONS

        18.   Plaintiff brings this action on its own behalf and as a class action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all Chiron stockholders (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are threatened with injury arising from defendants' actions as more fully described herein (the "Class").

        19.   This action is properly maintainable as a class action because:

    a.
    The class is so numerous that joinder of all members is impracticable.

    b.
    There are questions of law and fact which are common to the Class including, inter alia, the following:

    i.
    Whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class;

      ii.
      Whether plaintiff and the other members of the Class will be damaged irreparably by defendants' breaches of their fiduciary duties.

    c.
    Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and has the same interests as the other members of the Class. Accordingly, plaintiff will fairly and adequately represent the Class.

    d.
    The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

    e.
    Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

        20.   On August 31, 2005, Chiron reported favorable results in connection with the Food and Drug Administration's July inspection of its Fluvirin influenza virus facility in Liverpool, England, allowing the Company to proceed with its efforts to market its vaccine for the upcoming flu season. Chiron was hurt badly last year when contamination concerns led to a shutdown of its flu-vaccine-production facility. That shutdown abruptly deprived the United States of almost 50 million doses of flu vaccine, or roughly half of the expected supply.

        21.   On September 1, 2005, it was announced that Novartis has offered to acquire all of the outstanding shares of Chiron it does not already own for $40 per share in cash.

        22.   Novartis' offer represents a premium of just under 10% over Chiron's August 31, 2005 closing price of $36.44.

        23.   The consideration to be paid to Class members in the transaction is unfair and inadequate because, among other things, the intrinsic value of Chiron's common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the stock's current trading price and the Company's prospects for future growth and earnings.

        24.   Novartis timed its offer to take advantage of the decline in the market price of Chiron's stock. The offer has the effect of capping the market for Chiron's stock to facilitate Novartis's plan to obtain the public interest in Chiron as cheaply as possible.

        25.   Given Novartis's control of the Company, it is able to dominate and control Chiron's Board of Directors. Under the circumstances, none of the directors can be expected to protect Chiron's public shareholders in dealings between Novartis and the public shareholders, as exemplified by the proposed transaction.

        26.   Because of Novartis's control of the Company, no third party, as a practical matter, is likely to attempt any competing bid for Chiron, as the success of any such bid would require the consent and cooperation of Novartis.

        27.   Thus, Novartis has the power and is exercising its power to enable it to acquire the Company's public shares and dictate terms which are contrary to the public shareholders' best interests and do not reflect the fair value of Chiron's stock.

        28.   Novartis has breached its duty of loyalty to Chiron's public stockholders by using its control of Chiron to seek to force plaintiff and the Class to surrender their equity interest in Chiron at an unfair price. The individual defendants have also breached their duties of loyalty and care by not taking adequate measures to ensure that the interests of Chiron's public shareholders are properly protected from overreaching by Novartis.

        29.   The terms of the transaction are unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by Novartis by virtue of its position of control of Chiron and that possessed by Chiron's public shareholders. Novartis intends to take advantage of this disparity and to induce the Class to relinquish their shares in the acquisition at an unfair price on the basis of incomplete or inadequate information.

        30.   Plaintiff has no adequate remedy at law.

        WHEREFORE, plaintiff demands judgment as follows:

        A.    Declaring this to be a proper class action and certifying plaintiff as Class representative;

        B.    Enjoining, preliminarily and permanently, the proposed acquisition transaction complained of herein;

        C.    To the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding the same or awarding rescissory damages to the Class;

        D.    Directing that defendants account to plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

        E.    Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

        F.     Granting such other and further relief as the Court deems appropriate.

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.
By:	/s/ JOSEPH A. ROSENTHAL
Joseph A. Rosenthal (DSBA No. 234) 919 North Market Street, Suite 1401 Wilmington, Delaware 19899 Telephone: (302) 656-4433 Facsimile: (302) 658-7567 Attorneys for Plaintiff

OF COUNSEL:

ABBEY GARDY, LLP
212 East 39th Street
New York, New York 10016
Telephone: (212) 889-3700
Facsimile: (212) 684-5191

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IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE IN AND FOR NEW CASTLE COUNTY
COMPLAINT
NATURE OF THE ACTION
THE PARTIES
CLASS ACTION ALLEGATIONS
SUBSTANTIVE ALLEGATIONS